
Mail Stop 3561

December 11, 2007

Mr. John Wang, Chief Executive Officer
Hambrecht Asia Acquisition Corp.
13/F Tower 2
New World Tower
18 Queens Road Central
Hong Kong

>   Re: **Hambrecht Asia Acquisition Corp.**
>   **Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed November 8, 2007**
>   **File No. 333-146147**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your revision on page 63 in response to comment seven of our previous letter. You state several times on page 63 that contractual arrangements would

transfer economic benefits to your company. Please additionally disclose whether contractual arrangements would shift economic risks to your company. You state that if contractual arrangements are used, there may not be a complete transfer of economic benefits to your company. Please also indicate how complete the transfer of economic risk would be to your company and the reasons why.

2.   We note that, in the event of a combination by way of contractual arrangement, you intend to obtain an independent appraisal for the fair value of the contractual arrangement. Please revise your disclosures on pages 28 and 64 to reflect this.

Risk Factors, page 23

3.   We note your response to comment 18. Please revise to address in detail the risks to shareholders resulting from the ability to amend the articles of association to change provisions which are viewed as obligations to the shareholders. Also disclose in the appropriate sections throughout the prospectus the resulting risks to shareholders from the ability to amend your articles of association.

4.   We note your response to comment 25 of our previous letter. Although it is true that not all companies that file SPAC registration statements will eventually go effective, a great majority of SPAC registration statement do go effective. We continue to believe that the requested disclosure is appropriate. Revise to address the number of blank check companies that have filed registration statements that have not gone effective and indicate the amount of funds sought by those blank check companies. If the company feels it is necessary, it may additionally disclose that some companies that have filed for registration may not go effective.

Use of Proceeds, page 48

5.   We note your response to comment 26. Revise your use of proceeds table to clearly indicate in the appropriate location in the table the $91,661 revolving credit line being repaid.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

6.   We note your response to comment 29 of our previous letter that "in the event that expenses exceeded available amounts outside of trust, such amounts could be accrued and paid out of the funds that were held in trust post business combination, assuming a business combination was consummated." Please disclose the impact on the company, on the trust, and on investors if expenses exceeded available amounts outside of trust and a business combination was not consummated.

Proposed Business, page 58

7.   We note your response to comment 34. Please revise to clarify whether shareholders must submit their shares for redemption prior to the shareholder vote. Also clarify whether there are any additional steps required for redemption.

Management, page 79

8.   Please disclose the business activities of Feng Zhang for the period from 2002 to 2004.

9.   We note your disclosure in response to comment 36 of our previous letter. Either in the table on page 81 or in the text that follows, please insert a paragraph that specifically addresses any roles Messrs. Eu, Cannon, and Ting have had had (1) in finding targets in the noted blank check transactions and (2) in completing the noted blank check transactions.

10.   We note your revision on page 82 in response to comment 38 of our previous letter. We also note your disclosure on page 85 regarding the limitation against your officers and directors assisting other blank check companies that have a focus on the PRC. Please revise the first bullet point on page 82 to clarify, if correct, that although blank check companies may engage your officers or directors in the future for services in connection with a business combination, your officers and directors may not render services for other blank check companies that seek to acquire a target business with its primary operations in the PRC, until after you have announced a business combination.

11.   We note your revision in response to comment 39 of our previous letter. Please revise the first full bullet point on page 83 to disclose whether "becoming involved in other blank check companies" includes organizing and promoting.

Note 3 – Proposed Offering, page F-9

12.   We note your response to prior comment 48 of our letter dated October 18, 2007. However, it does not appear that the methodology used to determine volatility is consistent with the requirements of SFAS 123(R). We believe that paragraph A22 of SFAS 123(R) requires the historical volatility of each identified company to be calculated using a time period equal to the expected term of the awards, and that the calculated volatility should be based on the average of the calculated volatility for each identified company. Please revise your calculation and related disclosures accordingly, or explain in detail why you believe that the use of standard deviations rather than historical volatilities for each identified company would result in a volatility assumption (and resulting fair value of the underwriter purchase option) that would be materially consistent with the methodology

specified by SFAS 123(R).

13.   We note that your disclosure in the next to last paragraph of Note 3 refers to the use of an index to determine volatility. The last sentence of paragraph A22 of SFAS 123(R) provides that because of the effects of diversification that are present in an industry sector index, the volatility of an index should not be substituted for the average of volatilities of otherwise similar entities in a fair value measurement. Please revise to clarify, if true, that while the comparable companies may have been selected from the identified index of companies, that the volatility of the index itself was not used to determine volatility.

Exhibit 5.1

14.   Please re-file Exhibit 5.1 when you file your next amendment. As Exhibit 5.1 currently appears in EDGAR, portions of the text are cut off at the right margin. Additionally, date and execute the Conyers Dill & Pearman legality opinion and fill in the blanks throughout the opinion. We may have further comment.

Exhibit 5.2

15.   We note that you have filed a form of opinion by Loeb & Loeb LLP. Please file a dated and executed legality opinion by Loeb & Loeb LLP.

Exhibit 23.1

16.   We note your response to prior comment 52. Please request your independent accountant to revise its consent so that the audit report date referred to in the consent is consistent with the audit opinion date on page F-2.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Dana Brown at (202) 551-3859.

Sincerely,

John Reynolds
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
        Fax: (212) 407-4990